Exhibit 1.1

CHRISTOPHER J. HUBBERT| Partner Direct: 216.736.7215 | CJH@KJK.com

VIA U.S. CERTIFIED MAIL

June 9, 2021

Bowl America Incorporated

6446 Edsall Road

Alexandria, Virginia 22312

Attention: Cheryl A. Dragoo, President & CEO

Re:         Proposed Acquisition of Bowl America by Bowlero Corp.

Dear Mrs. Dragoo,

We represent Anita G. Zucker, who, individually and as trustee of the Article 6 Marital Trust, owns more than 7% of Bowl America’s Series A common stock. As a significant shareholder, Mrs. Zucker was immediately disappointed by the company’s May 28 announcement that the board had approved a merger agreement pursuant to which Bowlero Corp. would acquire Bowl America for less than $50.0 million. After reviewing the proposed merger in greater detail, Mrs. Zucker felt compelled to communicate her concerns to the board, and I am providing this letter to you on her behalf.

The proposed merger consideration significantly undervalues Bowl America and is clearly inadequate. Bowl America is debt-free, has significant cash reserves, and valuable real estate holdings. The company has a long history of successful operations and dividend payments. Before the pandemic, the company’s stock typically traded around $15.00. Yet Bowlero is only paying $8.53 a share guaranteed, with the potential for up to an additional $0.60 dividend. Even the maximum price of $9.13 a share is far less than what Mrs. Zucker and many other shareholders have paid for the company’s stock based on information Bowl America has provided to the public in its SEC filings. Mrs. Zucker wonders what has caused the board to lose so much faith in Bowl America when she continues to believe in the company’s future, particularly as the country emerges from the pandemic.

The low sale price appears to be the result of a flawed sales process. Last year NIL Funding Corporation, a company affiliated with the Zucker trust, engaged in preliminary discussions with the company’s management and advisor, Duff & Phelps, LLC, concerning a transaction with Bowl America. As recently as November 28, Duff & Phelps agreed to notify NIL Funding if the company decided to proceed with a sale. Despite that assurance, Duff & Phelps and the company terminated all discussions with NIL Funding, and the board instead elected to enter the merger agreement with Bowlero without reaching out to determine if NIL Funding might provide a better price. As a result, Mrs. Zucker can only assume that the sales process was not designed to obtain the best price for Bowl America’s shareholders. Frankly she is amazed that the board accepted Bowlero’s takeunder offer after a limited sale process during a pandemic that has severely impacted the company’s operations in the short-term.

The board conspired with Bowlero to lock out any party willing to pay more for the company. Mrs. Zucker is currently considering whether to make a bid to acquire Bowl America, but faces numerous hurdles agreed to by the board. Despite what appears to have been a flawed sales process during the pandemic, the board failed to negotiate even an abbreviated go-shop period that would have allowed the company to confirm that another party would not pay more for Bowl America. Instead, the board agreed to an immediate no-shop that severely limits the company’s right to entertain competing offers. To make matters worse, the board agreed to an outrageous breakup fee of up to $5.1 million with expenses, or 11.7% of the guaranteed merger consideration! This fee is far beyond what is typical and appears designed to be a prohibitive bar to a better offer. And although the merger agreement allows the board to consider a “superior offer” to acquire the company, the board members personally entered into an agreement to vote in favor of the Bowlero merger even if there is an offer to acquire Bowl America for a better price. Because the parties to the voting agreement hold a majority of the company’s voting stock, even if every other shareholder voted against the merger, the proposal would still pass. Without a fiduciary out provision, the voting agreement, combined with the insiders’ heavy-voting B stock, makes a mockery of the shareholder approval process, leaving shareholders with no real choice.

The board unilaterally adopted a series of amendments to Bowl America’s by-laws solely to protect themselves from the consequences of their poor choices. Bowl America’s by-laws haven’t been amended since 1984. Yet on the day the company entered into the merger agreement, the directors felt it necessary to amend the company’s by-laws to require the company to indemnify and pay their expenses if they are sued in connection with the merger. And if a shareholder feels that without a real vote or appraisal rights that his or her only recourse is to bring an action against the company, the amendments would force the shareholder to seek redress in Maryland, a state notorious for favoring corporate defendants. Mrs. Zucker has no choice but to conclude that the board recognized that the Bowlero transaction represents a prima facia breach of the directors’ fiduciary duties to the company’s shareholders, but elected to adopt self-serving amendments to the by-laws to protect themselves in the inevitable litigation instead of negotiating deal terms that would have protected all shareholders.

Despite the roadblocks thrown up by the board, Mrs. Zucker is currently considering all options available to her to salvage her significant investment in Bowl America. Initially Mrs. Zucker requests that you provide us with a copy of the fairness opinion of Duff & Phelps, LLC in the hopes that it will allow her to better understand the board’s decision to proceed with Bowlero. If you are concerned about selective disclosure, we suggest that you file the opinion with the SEC on Form 8-K and make it available to all the company’s shareholders.

In the interim, please don’t hesitate to contact me if the Company is open to discussions with Mrs. Zucker’s management team. Mrs. Zucker is committed to taking all necessary action to protect her investment and create an alternative to the Bowlero merger that maximizes value for all Bowl America shareholders.

Thank you,

CHRISTOPHER J. HUBBERT

Partner | KJK

cc:          Board of Directors, Bowl America Incorporated

Brett I. Parker, CFO, Bowlero Corp.

           John Wolfel, Foley & Lardner LLP

           James D. Meade, DLA Piper LLP (US)

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